Exhibit 99.1

VIA optronics AG Announces Conclusion of Internal Review and

Provides Management Update

Supervisory Board discloses findings of internal review and announces management change

Company provides update on expected timing of filing its delayed form 20-F for FY 2022

Nuremberg, Germany, February 28, 2024 – VIA optronics AG (NYSE: VIAO) (“VIA” or the “Company”), a leading supplier of interactive display systems and solutions, today announced that its Supervisory Board has concluded its previously disclosed internal review of the Company’s application of its compliance procedures and the investigation of certain incidents regarding compliance with Company policies and guidelines.

As previously disclosed on November 17, 2023, the Company’s continuing internal review process resulted in a further delay of the filing of its form 20-F for the year ended December 31, 2022, with the U.S. Securities & Exchange Commission. At that time, the Company also disclosed that it had been granted an extended trading period by the New York Stock Exchange (NYSE) through May 16, 2024 in order to file its 20-F for FY 2022 (“2022 20-F”).

Chief Executive Officer Roland Chochoiek commented, “We are pleased that the internal review process was finalized, and that the findings were disclosed and presented to our Supervisory Board. As we have stated previously, our leadership takes these matters seriously and we believe the actions we’ve taken to address these findings support this. The conclusion of the internal review process now enables us to proceed with the finalization of our delayed 2022 20-F, which we are endeavouring to file as soon as practicable.”

Conclusion and Findings of Internal Review

The internal review was conducted by BDO AG Wirtschaftsprüfungsgesellschaft (“BDO”) and DLA Piper UK LLP (“DLA Piper” and, together with BDO, the “Advisors”), who were appointed by the Supervisory Board to investigate the potential incidents and to review compliance with Company policies and business guidelines during the period from January 1, 2017 to December 31, 2022 (the “Investigation Period”).

As previously disclosed, the Advisors’ preliminary findings indicated deviations from the Company’s compliance procedures during the Investigation Period primarily involving VIA’s former Chief Executive Officer, Jürgen Eichner.

In February 2024, the Advisors furnished a final report to the Supervisory Board which identified failures by Mr. Eichner and one other employee to comply with Company policies and business guidelines. In particular, the Advisors identified discrepancies that occurred during the Investigation Period in areas including expense recording and reimbursement, company credit card usage for personal transactions, the receipt of annual bonus payments in contravention of Mr. Eichner’s service agreement, unearned compensation for vacation days, inadequate documentation of vehicle usage, and other unapproved payments made to Mr. Eichner.

The Advisors believe that certain of these incidents may constitute fraud and/or embezzlement, and under German law, the Company is required to initiate legal claims for the reimbursement of any such improperly transferred sums. While the total value of the impermissible transactions and any consequential damages relating thereto remains under consideration, currently the Advisors have identified improper payments amounting to a minimum of between €300,000 to €500,000 that they believe could be subject to reimbursement, plus consequential damages.

Based on these findings, the Supervisory Board determined that the actions taken by Mr. Eichner in connection with his service as VIA’s former CEO were material violations of his fiduciary duties and led to a loss of trust. Accordingly, on February 23, 2024, the Supervisory Board terminated the service agreement between Mr. Eichner and VIA for “cause” and revoked the appointment of Mr. Eichner as a member of VIA’s Management Board, effective immediately.

About VIA:

VIA is a leading provider of interactive display solutions for multiple end markets in which superior functionality or durability is a critical differentiating factor. Its customizable technology is well-suited for high-end markets with unique specifications and demanding environments that pose technical and optical challenges for displays, such as bright ambient light, vibration and shock, extreme temperatures, and condensation. VIA’s interactive display systems combine system design, interactive displays, software functionality, cameras, and other hardware components. VIA’s intellectual property portfolio, process know-how, optical bonding, metal mesh touch sensor and camera module technologies provide enhanced display solutions built to meet the specific needs of its customers.

Forward Looking Statement Disclosure:

Statements in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements.” These statements include, but are not limited to, statements relating to: estimates of the monetary value and scope of improper payments and damages related thereto; recoupment of improper payments and/or damages the Company may be able to claim or successfully obtain in future or anticipated litigation based on the Supervisory Board’s findings; the anticipated filing of the 2022 20-F; and other statements that are not historical facts. The words, without limitation, “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these or similar identifying words. Forward-looking statements are based largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements involve known and unknown risks, uncertainties, changes in circumstances that are difficult to predict and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statement. Important factors that could cause actual events to differ materially from those in the forward-looking statements herein include actions taken or to be taken by the Supervisory Board or the Company’s auditors in connection with the Supervisory Board’s findings. In addition, the Supervisory Board’s findings may require additional expenses to be recorded and may continue to adversely affect the Company’s ability to file the 2022 20-F and other required reports with the U.S. Securities and Exchange Commission (“SEC”) in the anticipated time frame or at all. Other important factors include the risks described under Item 3. “Key Information—D. Risk Factors,” in our Annual Report on Form 20-F for the financial year ended December 31, 2021, as filed with the SEC.  Moreover, new risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. We caution you therefore against relying on these forward-looking statements, and we qualify all of our forward-looking statements by these cautionary statements. Any forward-looking statements contained in this press release are based on the current expectations of VIA’s management team and speak only as of the date hereof, and VIA specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Investor Relations for VIA:

Griffin Morris

Margaret Jones

Alpha IR Group

Phone: +1 312-445-2870

Email: VIAO@alpha-ir.com

Media Contact:

Alexandra Müller-Plötz

Phone: +49-911-597 575-302

Email: AMueller-Ploetz@via-optronics.com